

May 21, 2015

Via E-mail
John Elkann
Chairman and Chief Executive Officer
EXOR S.p.A.
Via Nizza 250
Turin, Italy 10126

Re: PartnerRe Ltd.
Preliminary Proxy Statement filed on Schedule 14A
PREC14A filing made on May 12th, 2015 by EXOR S.p.A.
File Number: 001-14536

Dear Mr. Elkann,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending the Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments.

PREC14A filing made on May 12th, 2015

Cover Page of Schedule 14A | Cover Pages of preliminary proxy statement, page iii

1. Please revise to include the names of the other participants to follow the existing identification of EXOR S.p.A. as "Person(s) Filing Proxy Statement, if other than the Registrant." Refer to Rule 14a-101. EXOR S.p.A. is not a registrant as defined under Rule 14a-1 for purposes of this Schedule 14A filing. Accordingly, all persons responsible for filing the proxy statement should to be identified given that Section 14(a) imposes an obligation on each person soliciting to comply with Regulation 14A.

2. We noticed the disclosure that the participants "are not asking" security holders "to vote on or approve the EXOR Binding Offer at this time." Given that security holders are being asked to vote, and thus take action, on a transaction specified in Item 14(a)(1) of Schedule 14A, however, it appears the information specified by Item 14(b)(2) may need to be provided regarding such offer. Please revise to include the pro form information called for by Item 14(b)(10). Refer to Item 14 of Schedule 14A and Rule 14a-9.

PartnerRe Ltd.
c/o Mr. John Elkann
May 21st, 2015
P a g e | 2

Form of Proxy

3. Please revise the description of the participant's intended use of discretionary authority to cite to the legal standard enunciated in Rule 14a-4(c)(3) and also to cite to Rule 14a-4(c)(3).

4. The proxy form that will be sent to preferred shareholders includes only proposals one and three and omits proposal number two. Please revise or advise.

5. Advise us, with a view toward revised disclosure, whether or not the referenced intended exercise of discretionary authority pursuant to Rule 14a-4(b)(1) on the proxy form to be sent to preferred shareholders deliberately excluded a mention of proposal number two.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants in the solicitation are in possession of all facts relating to the disclosure presented in their filing, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the participants acknowledging that:

•   the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc:
Kelley D. Parker, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP